SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF THE MERGER OF TEGAL - TERMINAL DE GASES LTDA.
INTO BRASKEM S.A.

By and between

BRASKEM S.A., a corporation headquartered at Rua Eteno No. 1561, Municipality of Camaçari, State of Bahia, enrolled with the Brazilian Taxpayers’ Registry for Legal Entities (CNPJ) under No. 42.150.391/0001 -70, herein represented in the form of its Bylaws, hereinafter denominated simply as the “SURVIVING COMPANY” or “Braskem”

and

TEGAL - TERMINAL DE GASES LTDA., a limited company headquartered at Municipality of Candeias, State of Bahia, Vila Matoim, s/nº, Porto de Aratu, CEP 43.800 -000, enrolled with the Brazilian Taxpayer’s Registry for Legal Entities (CNPJ) under nº 13.280.276/0001 -12, herein represented in the form of its Articles of Association, hereinafter denominated simply as the “MERGED COMPANY” or “Tegal” .

The SURVIVING COMPANY and the MERGED COMPANY are herein jointly denominated simply as the “PARTIES”,

with the purpose of conducting a merger into an existing company, according to Articles 224 and 225, of Brazilian Law No. 6,404 of December 15, 1976,

Whereas:

(i) that on the dates of the Quotaholders’ Meeting of the MERGED COMPANY, as well as the General meeting of the SURVIVING COMPANY that will approve the merger transaction of the MERGED COMPANY into the SURVIVING COMPANY, the SURVIVING COMPANY will own the totality of the quotas, which represent the capital stock of the MERGED COMPANY, in other words, 24,163,891 quotas;

(ii) the merger transaction of the MERGED COMPANY into the SURVIVING COMPANY will result additional synergies for the PARTIES; the simplification of the corporate structure, through the consolidation of the activities of the PARTIES in one company, reducing, therefore, financial, fiscal and operational costs and also reducing the activities of the PARTIES;

The Boards of Executive Officers of the PARTIES hereby propose the merger of the MERGED COMPANY into the SURVIVING COMPANY, through this Protocol and Justification of the Merger (“Protocol and Justification”), the purpose of which is set forth, in accordance with Articles 224 and 225 of Brazilian Law No. 6,404 of December 15, 1976 and with the Instruction CVM Nº. 319 of December 3, 1999, and subject to the Clause 6 below, in the following terms and conditions regarding the merger:

1. BASIS FOR THE MERGER OPERATION

1.1. The SURVIVING COMPANY will take over the MERGED COMPANY, and the MERGED COMPANY’s owners’ equity, audited with the book value, will migrate to the SURVIVING COMPANY, who will be its legal successor in all respects, in accordance with the law (“Merger”).

1.2. The auditing evaluation for the financial statements of the MERGED COMPANY, for the purpose of the accounting entry of the SURVIVING COMPANY it has been prepared by the specialized firms indicated in item 2.1, as of the Merger Base Date set forth in item 2.2, based on the criteria set forth in Brazilian Law Nº. 6,404/76 and in the Instruction CVM No. 319/99, regarding the preparation of financial statements.

1.3. The balance of the credit and debit accounts of the MERGED COMPANY will be entered into the SURVIVING COMPANY’s books, with the necessary adjustments.

1.4. The assets, rights and obligations of the MERGED COMPANY, which make up its owners’ equity to be transferred to the SURVIVING COMPANY, are those described in detail in the valuation report, at book value.

1.5. The management of the SURVIVING COMPANY will perform all acts necessary for the implementation of the Merger, and will pay all the costs and expenses arising from such implementation.

1.6. The MERGED COMPANY will be dissolved.

2. AUDITED OWNERS’ EQUITY OF THE MERGED COMPANY AND BASE DATE

2.1. The appointment and nomination of BAKER TILLY BRASIL – ES Auditores Independentes Ltda., a specialized firm, registered with the CNPJ under Nº 27.243.377/0001 -28 at the Corporations Civil Registry Office under Nº 3074 on May 28, 1975, Municipal Registration Nº 011.664 -2, Registered with the Regional Accounting Council (CRC) in State of Espírito Santo under Nº 2ES000289/O-5 and established at Avenida

Nossa Senhora da Penha Nº 1255, 5º andar, Edifício Ômega Center, Vitória, State of Espírito Santo; represented by its partner Sr. Mozazt Boaventura Sobrinho, who is responsible for the Book value valuation reports of the SURVIVING COMPANY (“Book Value Valuation Reports”) will be ratify by Quotaholders’ deliberation of the MERGED COMPANY and by the Shareholders’ deliberation of SURVIVING COMPANY, in accordance with article 227, paragraph 1 of Law nº 6,404 of December 15, 1976 and article 1.117, paragraph 2 of Law nº 10,406 of January 10, 2002.

2.2. BAKER TILLY is a specialized company in appraisal reports, issued at the request of the management of the PARTIES, (i) auditing the owners’ equity of the MERGED COMPANY by the book value in accordance with the Balance Sheet of the MERGED COMPANY, based on May 31, 2007 (“Merger Base Date”), being its owners’ equity to be transferred to the SURVIVING COMPANY, (ii) issuance of elaboration of the Book Value Valuation Reports, which constitutes Attachment A of this Protocol and Justification, being subordinated to prior approval by the shareholders of the SURVIVING COMPANY, in accordance with the law.

3. TOTAL AMOUNT OF THE OWNERS’ EQUITY TO BE MERGED

3.1. According to the book value appraisal, the book value of the MERGED COMPANY’s owners’ equity to be transferred to the SURVIVING COMPANY is R$ 12,926,685.94 (twelve millions, nine hundred and twenty-six thousand, six hundred and eighty-five reais and ninety-four centavos), as set forth in Clause 4 below.

4. TREATMENT OF EQUITY VARIATIONS UNTIL THE MERGER DATE

4.1. The equity variations assessed in the period ranging between the Merger Base Date and the effective Merger will keep registered on the MERGED COMPANY’s books, however the SURVIVING COMPANY will acknowledge them by means of Equity Equivalence, taking into account that the SURVIVING COMPANY holds 100% of the MERGED COMPANY’s Total Capital. Thus, the balances of the MERGED COMPANY’s equity accounts will be transferred to the SURVIVING COMPANY’s books for its respective amounts on the effective Merger date.

5. CAPITAL INCREASE AT THE SURVIVING COMPANY

5.1. For the effects of the Merger proposed by this Protocol and Justification, it will not be assigned shares of the SURVIVING COMPANY to the quotaholders of the MERGED COMPANY, since the SURVIVING COMPANY will be, on the date of the Merger, the owner of the total shares which represent the capital stock of the MERGED COMPANY. Therefore, the total quotas of the capital stock of the MERGED COMPANY will be extinct, in accordance with article 226, paragraph 1 of Law 6,404 of December 15, 1976, doing the necessary adjusts and adaptations on the appraisal records of the SURVIVING COMPANY.

5.2. In observance with item 5.1 above, there will not be increase of the capital stock of the SURVIVING COMPANY because of the Merger.

6. SPECIAL CONDITIONS

6.1. The Merger transaction proposed in this Protocol and Justification will be presented to the Board of Directors and to the Fiscal Council of the SURVIVING COMPANY, and submitted to deliberation to the PARTIES’ Shareholders/Quotaholders, as the case may be, in accordance with terminations and all legally procedure.

7. CONCLUSION

7.1. These are, Shareholders of the SURVIVING COMPANY and of the MERGED COMPANY, the rules and procedures that, as provided by law, have been prepared to govern this merger that the respective Boards of Executive Officers believe will meet the interests of the PARTIES.

Camaçari, June 15, 2006.

BRASKEM S.A.

____________________________________________________
Bernardo Afonso de Almeida Gradin - Executive Officer

____________________________________________________
Mauricio Roberto de Carvalho Ferro – Executive Officer

TEGAL – TERMINAL DE GASES LTDA.

___________________________________________________
Manoel Carnaúba Cortez – Executive Officer

____________________________________________________
Edison Terra Filho – Executive Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 09, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.